PCA CAPITAL SECURITIES, LLC

REPORT ON AUDIT OF
FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION
AND
REVIEW REPORT

DECEMBER 31, 2025

These financial statements and schedules are deemed confidential pursuant to
Subparagraph (e)(3) of rule 17a-5 of the Securities Exchange Commission

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-66614

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **PCA Capital Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

900 Walt Whitman Rd., Suite 309
(No. and Street)

Melville	**New York**	**11747**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stephen Thompson	**732-828-0202**	sthompson@greensteinassociates.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLP
(Name – if individual, state last, first, and middle name)

50 Rockefeller Plaza	**New York**	**NY**	**10020**
(Address)	(City)	(State)	(Zip Code)

November 2, 2005	**2468**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Gina Laversa_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___PCA Capital Securities, LLC_____, as of ___12/31_____, 2 _025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Gina Laversa_____

Title: _____
President

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

PCA CAPITAL SECURITIES, LLC

CONTENTS



Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members
PCA Capital Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PCA Capital Securities, LLC as of December 31, 2025, and the related statements of operations and changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements").   In our opinion, the financial statements present fairly, in all material respects, the financial position of PCA Capital Securities, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of PCA Capital Securities, LLC's management. Our responsibility is to express an opinion on PCA Capital Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to PCA Capital Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of PCA Capital Securities, LLC's financial statements. The supplemental information is the responsibility of PCA Capital Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP

We have served as PCA Capital Securities, LLC's auditor since 2023.
New York, New York
February 27, 2026

PCA CAPITAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

ASSETS

Cash	$	110,052
Fees receivable		1,257,930
Total Assets	$	1,367,982

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accrued expenses	$	26,557
MEMBERS' EQUITY	$	1,341,425
Total Liabilities and Members' Equity	$	1,367,982

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.

The accompanying notes are an integral part of these financial statements.

PCA CAPITAL SECURITIES, LLC

STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY FOR

THE YEAR ENDED DECEMBER 31, 2025

REVENUES		
Fee income	$	1,257,930
EXPENSES		
Professional fees		43,780
Registration fees and operating expenses		4,289
Total Expenses		48,069
Net Income		1,209,861
Members' Equity – January 1, 2025		131,564
Members' Equity – December 31, 2025	$	1,341,425

The accompanying notes are an integral part of these financial statements.

PCA CAPITAL SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	1,209,861
Adjustments to reconcile net income to net cash used by operating activities:		
Changes in operating assets and liabilities:		
(Increase) in fees receivable		(1,257,930)
(Decrease) in accrued expenses		(918)
Net Cash (Used) by Operating Activities		(48,987)
Cash - January 1, 2025		159,039
Cash - December 31, 2025	$	110,052

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

PCA Capital Securities, LLC (the "Company"), formed in the State of Delaware on June 30, 2004, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates primarily as an agent that assists issuers in executing Equity Private Placements for which it earns fees. The members share profits and losses equally and each member's liability is limited. The Company continues until such time as it is terminated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

b) Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

c) Revenue Recognition

The Company accounts for revenue in accordance with ASC 606, Revenue from Contracts with Customers ("ASC 606"), using the modified retrospective adoption method. Under ASC 606, revenues are recognized when control of the promised goods or services is transferred to the customer in an amount that reflects the consideration the Company expects to be entitled to in exchange for transferring those goods or services. Revenue is recognized based on the following five-step model:

· Identification of the contract with a customer
· Identification of the performance obligations in the contract
· Determination of the transaction price
· Allocation of the transaction price to the performance obligations in the contract
· Recognition of revenue when, or as, the Company satisfies a performance obligation

Fee Income
The Company's principal source of revenue is derived from referral fees earned for introducing investors to funds. Each distinct service listed on the agreements with asset managers is considered a performance obligation. The fees earned are allocated to each

distinct performance obligations and revenue is recognized when performance obligations are met. The Company's key performance obligation is met when the underlying information from the respective asset managers is received and authenticated. The Company is generally deemed to control the services; accordingly, it presents the revenues gross of the associated third-party costs. The Company evaluates its incremental contract costs related to revenue to determine if such costs are period costs or are capitalized costs. The Company's revenues are earned and recorded at a point in time. There is no set payment terms for the outstanding fees receivable from the related party. The timing between completion of the performance obligation and payment is typically not significant. There is no expected loss of collection, given the affiliated fund has already received the cash.

d) Income Taxes

No provision has been made for Federal or New York State ("NYS") income tax since the Company is treated like a partnership under the Internal Revenue Code and NYS Partnership tax law whereby its income will be taxed directly to its members.

ASC Topic 740 clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in, the financial statements. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves.

In accordance with ASC 740, *Income Taxes*, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2025, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions. There are presently no ongoing income tax examinations.

e) Broker Dealer – Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of private placement of investments. The company has identified its President, Gina LaVersa, as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The measurement of segment

assets is reported on the statement of financial condition as total assets. The segment revenue and significant expenses are included in the Company's Statement of Operations.

3. CONCENTRATION OF CREDIT RISK

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $83,495,which was $78,495 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.32 to 1.

5. RISKS AND UNCERTAINTIES

There are various direct and indirect risks that could impact the Company, such as a potential global economic slowdown, increase in interest rates, inflationary pressures, geopolitical situations, supply chain disruptions, and more. It is also impossible to predict the effect these will have on longer-term industrial output, potential changes in supply and demand, and its impact on the Company's liquidity, credit, customers, vendors, and counter-parties. To help minimize the uncertainty of these items, management continues to explore how best to operate in this environment.

6. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2025, the Company recorded $1,257,930 of Fee Income from a fund that is managed by an affiliate of the Company. As of December 31, 2025 total receivables from the related party totaled $1,257,930. The opening balance at December 31, 2024 was zero.

7. **SUBSEQUENT EVENTS**

The Company has evaluated and noted no events or transactions that have occurred through February 27, 2026, the date the financial statements were available to be issued, that would require recognition or disclosure in the financial statements.

SUPPLEMENTAL INFORMATION

PCA CAPITAL SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER SEC UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2025

NET CAPITAL
Total members' equity as of December 31, 2025 $ 1,341,425

DEDUCTIONS AND/OR CHARGES
Fees receivable   1,257,930

Net Capital $ 83,495

MINIMUM NET CAPITAL REQUIRED (GREATER OF
6 2/3% OF A.I. OR $5,000) $ 5,000

EXCESS NET CAPITAL $ 78,495

TOTAL AGGREGATE INDEBTEDNESS $ 26,557

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL   0.32:1

     There were no material differences between the audited Computation of Net Capital included above and the corresponding schedule included in the Company's unaudited December 31, 2025 Part IIA FOCUS filing.

The accompanying notes are an integral part of these financial statements.

PCA CAPITAL SECURITIES, LLC

**COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENTS AND
INFORMATION FOR POSSESSION OR
CONTROL REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION**

DECEMBER 31, 2025

The Company limits its business activities pursuant to footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. Accordingly, there are no items to report under the requirements of this rule.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange commission.

The accompanying notes are an integral part of these financial statements.



Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members
PCA Capital Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEC Rule 17a-5, in which (1) PCA Capital Securities, LLC did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) PCA Capital Securities, LLC is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because PCA Capital Securities, LLC limits its business activities exclusively to private placements of investments. In addition, PCA Capital Securities, LLC did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; and did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

PCA Capital Securities, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about PCA Capital Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon PCA Capital Securities, LLC's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Citrin Cooperman & Company, LLP

New York, New York
February 27, 2026

PCA CAPITAL SECURITIES, LLC
EXEMPTION REPORT

PCA Capital Securities, LLC (the "Company") is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because the Company limits its business activities to private placements of investments; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

PCA Capital Securities, LLC

I, Gina LaVersa, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Gina LaVersa

President

February 27, 2026